Exhibit 4.28

SERVICES AGREEMENT

(Arctic Platinum Project - Finland)

THIS SERVICES AGREEMENT (the “Services Agreement”), made as of March     , 2006 (the “Effective Date”), is made between Gold Fields Arctic Platinum Oy (“GFAP”), North American Palladium Ltd. (“NAPL”) and North American Palladium Arctic Services Oy (“NAPFS”), pursuant to an acquisition and framework agreement (the “Acquisition Agreement”) dated March 24, 2006 between NAPL, Gold Fields Exploration BV (“GFBV”), Gold Fields Finland Oy (“GFF”) and North American Palladium Finland Oy (“NAPF”)

WHEREAS:

A.	GFAP is a wholly-owned subsidiary of GFF and GFAP owns the APP Project, as defined in the Acquisition Agreement;

B.	NAPL has acquired from GFBV an option (the “Option”) to acquire up to a 60% interest in the APP Project through the acquisition of and subscription for shares of GFF;

C.

Upon NAPL satisfying certain conditions described in the Acquisition Agreement by August 31, 2008 (the “Option Period”), NAPL, GFBV, GFF and GFAP will enter into a shareholders agreement (the “Shareholders’ Agreement”) which sets out the terms and conditions under which NAPL and GFBV will hold their shares of GFF and other related matters;

D.	During the Option Period, GFAP shall appoint a managing director (the “Managing Director”) nominated by NAPL;

E.

GFAP and the Managing Director shall enter into an agreement (the “MD Agreement”) pursuant to which the Managing Director will perform certain management functions and other duties for GFAP in connection with the APP Project;

F.	All Programmes and Budgets, as defined in the Acquisition Agreement, will be implemented by GFAP under the management authority granted to the Managing Director pursuant to the MD Agreement;

G.

Certain of the services required to prepare and implement the Programmes and Budgets will be performed by NAPFS under the terms hereof with the assistance and support of NAPL through, inter alia, various executives and management personnel of NAPL;

H.

NAPL and NAPFS have agreed that NAPL will second employees from time to time to NAPFS to provide certain technical services required to prepare and implement the Programmes and Budgets and to assist and support the Managing Director.

NOW, THEREFORE, for and in consideration of the foregoing premises and the mutual promises hereinafter set forth, GFAP, NAPL and NAPFS hereby agree as follows.

1.             DEFINITIONS

“Expenses”	shall have the meaning assigned thereto in section 6;

“Services”	shall have the meaning assigned thereto in section 2;

“Services Agreement”	this Services Agreement between GFAP, NAPL and NAPFS;

All capitalised terms used herein, unless otherwise defined herein, shall have the meaning assigned thereto in the Acquisition Agreement.

2.             SERVICES AND ACCESS

Subject to the terms of this Services Agreement, as an independent contractor NAPFS shall, and NAPL shall procure that NAPFS, perform the following services:

(a)           assist in drafting exploration and development programmes and budgets for the cost of completing the programmes which comprise the Re-Scoping Study and Exploration Programme, the Feasibility Study and the First Development Proposal and Budget;

(b)           review the Programmes and Budgets with the GFAP Board and management and recommend revisions the Programmes and Budgets;

(c)           carry out any work that the parties agree will be conducted by NAPFS, in accordance with Programmes and Budgets approved by the GFAP board of directors;

(d)           retain any subcontractors, consultants, advisors or technical contractors, that the parties by consent deem appropriate, in order to conduct any activities in relation to the Programmes and Budget except that, to the extent practicable, all third party contracts will be entered into directly between the third party and GFAP;

(e)           assist with arranging for licences, permits and approvals on behalf of GFAP required to carry out Programmes and Budgets;

(f)            if so directed by GFAP, apply for mining leases, water rights, easements, mining rights, or other forms of tenure for mineral exploration, development or mining; and

(g)           undertake all other activities reasonably necessary to fulfill the foregoing.

(the “Services”)

Each of NAPL and NAPFS, subject to GFAP safety regulations (including execution of any required waiver of liability form), shall have access to the APP Project and to records and information in connection with the APP Project at all reasonable times, in order that each of NAPL and NAPFS may fulfil its obligations hereunder.

3.             DUTIES OF NAPFS

In performing the Services, NAPFS shall:

(a)           comply with all Applicable Laws;

(b)           comply with all reasonable directions of the Managing Director in relation to Programmes and Budgets;

(c)           notify GFAP promptly of any allegations of material violation of Applicable Laws by NAPFS. In the event of any such violation, NAPFS shall do all things necessary including performance, payment of fines and/or penalties, to timely cure or dispose of such violation and the cost thereof shall be an Expense as defined herein, provided that NAPFS has discharged its duties in accordance with section 9(b);

(d)           prepare and file all reports or notices required for or as a result of Services provided at the request of GFAP;

(e)           keep and maintain accurate accounting and financial records of all spent by NAPFS in conducting the Services in accordance with customary cost accounting practices in the mining industry and in compliance with all Applicable Laws;

(f)            keep and maintain accurate technical records of all Services and the results thereof in accordance with customary practices in the mining industry and in full compliance with all Applicable Laws; and

(g)           advise GFAP of all Services completed and planned by submitting in writing to the Managing Director, the GFAP Board and the GFBV Observers:

(i)            quarterly progress reports that include statements of expenditures and comparisons of such work and expenditures to the corresponding work and expenditures in the adopted Programme and Budget;

(ii)           periodic summaries of data acquired;

(iii)          copies of reports concerning Services; and

(iv)          such other reports as GFAP may reasonably request;

(h)           provide GFAP access to, and the right to inspect at all reasonable times, and, at GFAP’s cost and expense, to obtain written and/or electronic copies of all data relating to the Services, including underlying and supporting data relating to the reports and summaries referred to in sub-section (g) above, all maps, drill logs and other drilling data, core, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records;

(i)            provide GFAP with prompt notice of any information, results or facts that may require disclosure by GFAP or its affiliates; and

(j)            conduct all Services in a good and workmanlike manner.

4.             EMERGENCY AND UNEXPECTED EXPENDITURES

Notwithstanding anything contained herein to the contrary, in the event of an emergency, which event involves (i) substantial damage to the APP Project and/or GFAP, or (ii) injury or loss of life, (collectively an “Emergency Event”), NAPL and/or NAPFS, as the case may be, shall take all reasonable action deemed necessary to protect life or property or to comply with Applicable Laws.  NAPL shall immediately notify GFAP of an Emergency Event and all reasonable costs of emergency actions shall be added to Expenses, provided that such Emergency Event is not as a result of the negligence, wilful default or material breach by NAPL and/or NAPFS, as the case may be, of its obligations hereunder.

5.             UNAVOIDABLE DELAYS

If any Party is prevented or delayed in exercising or complying with any of its rights or obligations under this Agreement by reason of events, whether foreseeable or unforseeable, beyond its reasonable control, other than a lack of funds, such Party may give notice to the other Parties of the event and upon giving of such notice all relevant times herein provided for will be extended by the period necessary to allow such circumstances to cease to exist or be overcome and in any such event the Party so affected will use all reasonable commercial efforts to do so promptly.  In the event that such circumstances continue for 180 days or more, GFAP shall have the right to terminate this Services Agreement provided that GFBV undertakes not to exercise its right to terminate for a further period not exceeding 90 days in the event that NAPFS or NAPL may reasonably request so, provided further that NAPFS and/or NAPL may only make one such request.

6.             COMPENSATION AND REIMBURSEMENT OF EXPENSES

(a)           Fees and Expenses

GFAP shall:

(i)            reimburse to NAPFS:

a.             all amounts paid by NAPFS to third parties pursuant to contracts contemplated in section 2 of this Agreement, in the conduct of Services;

b.             all reasonable amounts paid by NAPFS to NAPFS technical staff for services performed in conducting Services;

c.             all reasonable overhead, transportation and accounting costs incurred by NAPFS in connection with the APP Project;

d.             all amounts paid by NAPFS to the Managing Director of GFAP; and

(“Expenses”)

(ii)           pay to NAPL a fee (the “Overhead Fee”) equal to 5% of all Earn-in Expenditures,  to cover overhead incurred by NAPL in providing oversight, and technical (mining, metallurgical and environmental) and administrative support in connection with the Services.

(b)           Payments

Services for (a)(i) shall be billed as performed on a monthly basis.  NAPFS will issue an invoice to GFAP within ten (10) Business Days of the end of the month in which the Services are provided.  Payment of the invoice shall be due within twenty (20) Business Days of the issuance of the invoice.  The monthly invoice will include any Expenses incurred in the month.  The Overhead Fee shall be billed quarterly, payable within twenty (20) Business Days of the end of the quarter in which the overhead expenditure was incurred and for which an Advance was made by NAPL pursuant to Article 7.2.3 of the Acquisition Agreement.

Each invoice will include reasonable documentation or information supporting the amounts billed to GFAP.

All payments will be made to NAPL or NAPFS, as appropriate, by wire transfer, electronic funds transfer or such other reasonable method as payee may direct in writing from time to time.

7.             TERMINATION

(a)           This Service Agreement will automatically terminate immediately:

(i)            if the Shareholders’ Agreement is entered into; or

(ii)           the Acquisition Agreement is terminated.

(b)           NAPL and NAPFS may terminate this Services Agreement:

(i)            immediately if GFAP commences a voluntary case or an involuntary case is commenced under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of GFAP’s assets is appointed and such appointment is neither made ineffective nor discharged within forty (40) Business Days after the making thereof, or such appointment is consented to, requested by, or acquiesced to by GFAP, GFAP makes a general assignment for the benefit of creditors; or takes corporate or other action in furtherance of any of the foregoing; or

(ii)           immediately if GFAP loses title to substantially the whole of the APP Project other than through action or inaction by NAPL or NAPFS which constitutes negligence or wilful misconduct or breach of any of its obligations under this Agreement;

(iii)          immediately if GFAP fails to pay an invoice when due and does not remedy the failure within twenty (20) Business Days after written notice from NAPL or NAPFS of such default is given and GFAP has failed to pay the invoice;

(c)           GFAP may terminate this Services Agreement:

(i)            immediately if either NAPL or NAPFS fails to perform a material obligation imposed upon it under this Services Agreement and such failure continues for a period of twenty (20) Business Days after written notice from GFAP demanding performance and NAPL or NAPFS, as the case may be, has failed to perform for reasons not permitted in section 5;

(ii)           immediately if either NAPL or NAPFS commences a voluntary case or an involuntary case is commenced under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of NAPL’s or NAPFS’s assets, as the case may be, is appointed and such appointment is neither made ineffective nor discharged within forty (40) Business Days after the making thereof, or such appointment is consented to, requested by, or acquiesced to by NAPL or NAPFS, as the case may be; NAPL or NAPFS makes a general assignment for the benefit of creditors; or takes corporate or other action in furtherance of any of the foregoing;

(iii)          immediately if entry is made against NAPL or NAPFS of a judgment, decree or order for relief materially adversely affecting its ability to provide Services hereunder;

(d)           Following the termination of this Services Agreement, the parties hereto shall have no further obligations hereunder, except:

(i)            for the payment of amounts accrued and remaining unpaid on the effective date of the termination;

(ii)           obligations of the parties under subsections 8(a), 8(b), 9(a), 9(d), 9(k)) each of which provisions shall survive the termination of this Services Agreement; and

to enforce the rights and obligations of the parties hereto which arise (i) before termination hereof or (ii) pursuant to subsection 7(d)(ii).

Immediately upon the termination of this Services Agreement NAPL and NAPFS will turn over to GFAP all property, assets, books or records relating to the Services and the APP Project then held by it, including all data in electronic format.

8.             INDEMNIFICATION

(a)           NAPL and NAPFS agree to indemnify and hold harmless GFAP and its respective officers, directors, employees, agents and attorneys (each an “GFAP Indemnified Party”) from and against any Claims of any kind which may be imposed upon, incurred by, or asserted by third parties against such GFAP Indemnified Party relating to or arising out of the negligence, willful misconduct or breach by NAPL or NAPFS of any of its obligations under this Services Agreement; provided that where NAPL or NAPFS engages the services of a third party subcontractor, any claim under this indemnity arising out of the actions of such third party subcontractor, shall be subject to a maximum amount equal to the value of any insurance, that in terms of prevailing North America industry practice, ought to have been procured by such third party subcontractor.

In no event shall NAPL and NAPFS be liable for any consequential (including loss of profits), special, indirect, incidental or punitive damages resulting from its acts or omissions in performing its duties and obligations hereunder.

(b)           GFAP hereby agrees to indemnify and hold harmless NAPL and NAPFS, and each of their respective officers, directors, employees, agents and attorneys (each an “NAP Indemnified Party”) from and against any Claims of any kind which may be imposed upon, incurred by, or asserted by third parties against such NAP Indemnified Party relating to or arising out of the negligence, wilful misconduct or breach by GFAP of any of its obligations under this Services Agreement.

In no event shall GFAP be liable for any consequential (including loss of profits), special, indirect, incidental or punitive damages resulting from its acts or omissions in performing its duties and obligations hereunder.

(c)           In connection with the foregoing indemnities, the parties hereto agree that neither of them shall enter into any settlement of any Claims for which it is indemnified, whether in full or in part, by the other party hereto, in an amount in excess of US$25,000, without the prior written consent of the other party. Each of GFAP,

NAPL and NAPFS further agrees that promptly after receipt by it of notice of any Claims, it shall, if a claim for indemnification in respect thereof is to be made against the other party hereto, notify such other party of the same in writing; provided that the failure to provide such notification shall not relieve such other party from any liability it may have under this section 8.

9.             MISCELLANEOUS

(a)           Confidentiality

In performing the Services, each of NAPL and NAPFS may have access to and receive information with respect to matters relating to APP Project, including without limitation, accounting, financial, economic, technical, and engineering, data and drill results (“Confidential Information”). While this Services Agreement remains in effect and for 2 years following its termination, each of NAPL and NAPFS shall, and shall cause each of its employees, officers, directors, agents, contractors and representatives to, safeguard and strictly treat as confidential this Services Agreement and all Confidential Information, except that each of NAPL and NAPFS shall have the right to use Confidential Information only for the lawful performance of NAPL’s and NAPFS’s obligations hereunder, subject to this Services Agreement. Each of NAPL and NAPFS may release Confidential Information as may be required by judicial, administrative or governmental proceeding pursuant to a valid subpoena or other applicable order, by Applicable Laws or by the applicable rules of a stock exchange, provided that each of NAPL and NAPFS shall immediately upon receipt provide written notice to GFAP of any action requiring disclosure of Confidential Information. Confidential Information which is released to the public domain other than through breach of this agreement by NAPL or NAPFS, its employees, agents or subcontractors will cease to be Confidential Information for the purposes of this Services Agreement.

(b)           Standard of Care

Each of NAPL and NAPFS shall discharge its duties hereunder in a good, workmanlike and efficient manner, in accordance with applicable North American mining and industry standards and practices, and in accordance with all Applicable Laws and with the terms and provisions of any and all leases, licenses, permits, contracts and other agreements pertaining to the APP Project. Neither NAPL nor NAPFS shall be in default of any of its duties hereunder if its inability or failure to perform results from the failure of GFAP to perform acts or to contribute amounts required of it by this Services Agreement.

(c)           Competing Businesses

Nothing in this Services Agreement shall prevent either NAPL or NAPFS at any time and without notice to or agreement of GFAP from entering or continuing any business outside of the APP Property and the Area of Interest, as defined in the Acquisition Agreement, whether or not competitive with GFAP.

(d)           Dispute Resolution

The parties hereto shall use reasonable, good faith efforts to resolve any differences, disputes, or claims arising out of or relating to this Services Agreement in an amicable manner. Any controversy or claim arising out of or relating to this Services Agreement, or the breach hereof, that cannot be amicably resolved by NAPL, NAPFS and GFAP shall be settled by binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce (the “Rules of Arbitration”).  In connection with any such arbitration, NAPL and NAPFS will appoint one arbitrator and GFAP will appoint one arbitrator and such arbitrators will agree on and appoint a third arbitrator.  The arbitration will be conducted in the English language, and the arbitration will take place in London, England.  Any award made pursuant to this section will be final and binding on both parties hereto and may be enforced in any court of competent jurisdiction.  Any report prepared by any arbitration panel constituted hereunder will be delivered to each of the parties hereto.  Costs of the arbitration will be borne by the parties in accordance with the Rules of Arbitration.

(e)           Notices

All notices, payments, and other required or permitted communications (“Notices”) to either party hereto shall be in writing and shall be addressed respectively as follows:

If to:

North American Palladium Arctic Services Oy
c/o Gold Fields Arctic Platinum Oy
Ahjotie, 96320 Rovaniemi

Attention:	Managing Director

Facsimile:	+358 207 511 201

and

North American Palladium Ltd.
Suite 2116, 130 Adelaide Street West
Toronto, Ontario M5H 3P5
Attention:	President
Telephone:	(416) 360-2656
Facsimile:	(416) 360-7709

If to:

Gold Fields Arctic Platinum Oy
Ahjotie, 96320 Rovaniemi

Attention:	Managing Director

Facsimile:	+358 207 511 201

with a copy to:
Gold Fields Limited
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041

Attention:	Mari Heydenrych
Legal Administrator
Facsimile:	+27 11 484 0627

All notices shall be given (i) by personal delivery, including by courier, to NAPL, NAPFS or GFAP, or (ii) by electronic communication capable of producing a printed transmission, with receipt confirmed by telephone. All Notices shall be effective and shall be deemed given on the date of receipt at the principal address if received during normal business hours, and, if not received during normal business hours, on the next business day following receipt, or if by electronic communication, on the date of such communication. Any Party may change its address by Notice to the other Party.

(f)            Counterparts

This Services Agreement may be executed in any number of counterparts, and it shall not be necessary that the signatures of both parties hereto be contained on any counterpart. Each counterpart shall be deemed an original, but all counterparts together shall constitute one and the same instrument.

(g)           Headings

The headings herein are for convenience only, do not constitute a part of this Services Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

(h)           Assignment

Neither party may assign this Services Agreement or any of its rights or obligations hereunder without the prior written consent of the other party, such consent not to unreasonably withheld, and any purported assignments in violation thereof shall be null and void and shall have no effect.

(i)            Severability

If any one or more of the provisions of this Services Agreement for any reason are held to be illegal or invalid, then such illegality or invalidity will not affect any other provision hereof, and this Services Agreement will be construed and enforced as if such illegal or invalid provision or provisions had never been contained herein; provided, however, (i) if the deletion of such illegal or invalid provision creates a material economic hardship on a party hereto, or (ii) if the remaining provisions of this Services Agreement are so essentially and inseparably connected with, and so dependent upon, the void provision that it cannot be presumed that the parties hereto would have agreed to the valid provisions without the void provision, or (iii) unless the valid provisions, standing alone, are incomplete and are incapable of being executed in accordance with the intent of the parties hereto, then either party hereto may elect to terminate this Services Agreement within twenty (20) Business Days of such provision being held to be illegal or invalid.

(j)            Successors and Assigns

This Services Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns.

(k)           Governing Law, Forum

This Services Agreement shall be governed by and interpreted in accordance with the laws of the Finland without regard for any conflict of laws or choice of law principles that would permit or require the application of the laws of any other jurisdiction. The provisions of this Section 9(k) shall survive termination of this Services Agreement.

(l)            Waiver

The failure of any party hereto to insist on the strict performance of any provision of this Services Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Services Agreement or limit such party’s right thereafter to enforce any provision or exercise any right.

(m)          Amendment

No amendment, modification waiver or other change of this Services Agreement shall be valid unless made in writing and duly executed by the parties hereto, except that a waiver may be executed only by the party to be bound thereby.

(n)           Currency

All amounts to be paid hereunder or pursuant hereto shall be paid in the legal and lawful currency of Canada, the United States or the European Union, as requested by NAPL or NAPFS in its invoice.

(o)           Liens and Encumbrances

Each of NAPL and NAPFS hereby expressly agrees and acknowledges that it shall not be entitled to a lien or encumbrance of any kind over any property or assets of GFAP to secure payment of any amount due it pursuant hereto. To the extent, if any, applicable law grants either NAPL or NAPFS any such lien or encumbrance or has such an effect, each of NAPL and NAPFS hereby waives and disclaims its rights and remedies under such law.

(p)           Relationship of the Parties, No Implied Authority

This Services Agreement does not create any agency (except to the extent expressly set forth herein), partnership, joint venture arrangement or relationship, employee/employer relationship or master/servant relationship of any kind between the parties hereto. Each of NAPL and NAPFS shall be solely responsible for its acts, conducts and expenses and the acts, conduct and expenses of its agents, employees, representatives, officers and directors. Likewise, GFAP shall be solely responsible for its acts, conduct and expenses and the acts, conduct and expenses of its agents, employees, representatives, officers and directors.

The authority and powers of NAPL and NAPFS are specifically limited by this Services Agreement, and NAPL and NAPFS has no authority or power except as expressly set forth in this Services Agreement.

(q)           Entire Agreement

This Services Agreement contains the entire understanding of NAPL, NAPFS and GFAP and supersedes all prior agreements and understandings between them relating to the subject matter hereof; however, any capitalized terms not defined herein shall have the meaning ascribed thereto in the Acquisition Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Services Agreement as of March     , 2006.

Executed on behalf of Gold Fields Arctic Services Oy by its authorized signatory authorized signatory

Executed on behalf of North American Palladium Ltd. by its authorized signatory authorized signatory

Executed on behalf of North American Palladium Arctic Services Oy by its authorized signatory authorized signatory